Filed by Madison Gas and Electric Company Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: MGE Energy, Inc.

Commission File Number for Registration Statement: 333-72694

Madison Gas and Electric Company sent the following memorandum to its employees:

MEMORANDUM

DATE:	May 8, 2002

TO:	All Employees

FROM:	Gary Wolter, Chairman, President and Chief Executive Officer

SUBJECT:	Your Holding Company Vote Is Important

Next week, MGE anticipates shareholder approval to form a new holding company called MGE Energy Inc. The holding company will play a major role in our ability to provide reliable electric service.

If you are a shareholder and have not voted your proxy, please do so now and help us obtain approval. If you have already voted, I appreciate your support. The final vote will be announced next Tuesday, May 14, at MGE’s annual shareholder meeting.

MGE’s management and board of directors recommend a “yes” vote.

If approved, MGE Energy Inc. will:

•	Provide greater flexibility to finance and operate new power plants.
•	Build and own these new facilities with long-term leases to MGE.

This arrangement will produce more electricity and stable prices for customers.

Some employees will allocate part of their time to the holding company. Other than that, it will be business as usual.

We will remain focused on our gas and electric business. MGE’s utility operations will be the holding company’s core activity.

If you have questions, please contact Shareholder Services.

jmh

A registration statement has been filed with the Securities and Exchange Commission (SEC) on Form S-4 containing a preliminary joint proxy statement and prospectus of MGE and MGE Energy, Inc. and other relevant documents concerning the holding company proposal. This memorandum shall not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state. You are urged to read the definitive joint proxy statement and prospectus and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they contain important information on the proposed restructuring. You can obtain the documents filed with the SEC free of charge at the SEC’s web site (www.sec.gov) under the name of MGE Energy, Inc. In addition, you may obtain a free copy of the definitive joint proxy statement and prospectus and other documents filed by MGE and MGE Energy, Inc. with the SEC by contacting MGE’s Shareholder Services at 1-800-356-6423 or at shareservices@mge.com. You should read the definitive joint proxy statement and prospectus before making any voting or investment decision.

MGE and its directors and executive officers may be deemed to be participants in the solicitation of proxies from MGE shareholders with respect to the holding company proposal. MGE Energy, Inc. may also be deemed to be a participant in the solicitation. You may obtain additional information regarding MGE, MGE Energy, Inc. and their respective officers and directors, including beneficial ownership information, by reading the definitive joint proxy statement and prospectus.